

April 17, 2013

Via E-mail
Bob Dixon, CPA
Interim Chief Financial Officer
GraphOn Corporation
1901 S. Bascom Avenue Suite 660
Campbell, California 95008

> **Re:** **GraphOn Corporation**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed April 8, 2013**
> **File No. 000-21683**

Dear Mr. Dixon:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Proposal III

Reverse Stock Split, page 23

1.   You state on page 25 that the reverse stock split will have the effect of increasing the number of authorized but unissued shares of common stock. Please disclose whether you have any plans, proposals or arrangements to issue of any of the newly available authorized shares of common stock for any purpose, including future acquisitions or financings. If you have no such plans, proposals or arrangements, please make a clear statement in your filing to that effect.

2.   Please consider revising the tabular disclosure on page 25 to include information regarding your capital structure on both a pre- and post-split basis. Further, to facilitate understanding, it appears that in addition to including columns reflecting the reverse split ratio, the number of shares issued and outstanding and the number of shares authorized,

you should add a column showing the number of shares available for issuance on both a pre- and post- stock split basis.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or comments to Ryan Houseal, Attorney-Advisor, at (202) 551-3105 or, in his absence, to the undersigned at (202) 551-3457.

Sincerely,

/s/ Maryse Mills-Apenteng

Maryse Mills-Apenteng
Special Counsel

cc: Via E-mail
        Ben Orlanski, Esq.
        Manatt Phelps & Phillips LLP